May 19, 2005



VIA FACSIMILE AND EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549-0405
Attention:  Mr. Mark Wojciechowski
Fax:  (202) 942-9528

         Re:      Gasco Energy, Inc. (the "Company")
                  Form 10-K for the fiscal year ended December 31, 2004 Form 10-K/A for the fiscal year ended December 31, 2004 File No. 001-32369

Ladies and Gentlemen:

         With respect to the letters from the Company to the Staff, dated April 29, 2005 and May 18, 2005, responding to comments from the Staff addressed to the Company on April 20, 2005 and May 6, 2005, the Company hereby acknowledges that:

     - the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission (the "Commission");

     - Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and;

     - the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


If you have any questions or comments, please call me at (303) 483-0044.

Sincerely,


/s/ W. King Grant
W. King Grant
Chief Financial Officer and
Executive Vice President